Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated August 9, 2012

Registration No. 333-161594

Supplementing the Preliminary

Prospectus dated August 9, 2012

and Prospectus dated August 28, 2009

HOSPITALITY PROPERTIES TRUST

This information supplements the information contained in the preliminary prospectus supplement dated August 9, 2012 to the prospectus dated August 28, 2009.

PRICING TERM SHEET

Issuer:	Hospitality Properties Trust

Security:	5.000% Senior Notes due 2022

Ranking:	Senior Unsecured Notes

Format:	SEC Registered

Expected Ratings (Moody’s / S&P):	Baa2 (stable) / BBB- (stable) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	August 9, 2012

Settlement Date:	August 16, 2012 (T+5)

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2013

Size:	$500,000,000

Maturity:	August 15, 2022

Benchmark Treasury:	1.75% U.S. Treasury due May 15, 2022

Benchmark Treasury Price and Yield:	100-26+ / 1.658%

Spread to Benchmark Treasury:	+355 basis points

Yield to Maturity:	5.208%

Coupon (Interest Rate):	5.000% per annum

Price to Public:	98.395% of principal amount, plus accrued interest from August 16, 2012

Net Proceeds:	$488,725,000 (before other expenses associated with the transaction)

Use of Proceeds:

The Issuer expects to use the net proceeds from this offering to prepay in full at par the $287 million outstanding principal amount of its 6.75% senior notes which mature on February 15, 2013, to redeem some of its outstanding 7% series C cumulative redeemable preferred shares of beneficial interest with a liquidation preference of $25.00 per share and for general business purposes, which may include funding hotel renovation or rebranding costs and potential future acquisitions. Pending such application, the Issuer may invest the net proceeds in short term investments, some or all of which may not be investment grade rated.

Redemption Provision:	Make-whole call at any time based on U.S. Treasury plus 50 basis points. If the notes are redeemed on or after February 15, 2022, the make-whole amount will be zero.

CUSIP / ISIN:	44106M AQ5 / US44106MAQ50

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBC Capital Markets, LLC
Wells Fargo Securities, LLC

Joint Lead Managers:	Jefferies & Company, Inc. Morgan Stanley & Co. LLC UBS Securities LLC

Co-Managers:

BB&T Capital Markets, a division of Scott & Stringfellow, LLC

BNY Mellon Capital Markets, LLC

Comerica Securities, Inc.

Mitsubishi UFJ Securities (USA), Inc.

Moelis & Company LLC

RBS Securities Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus dated August 28, 2009 and a preliminary prospectus supplement dated August 9, 2012) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; RBC Capital Markets, LLC toll-free at 1-866-375-6829; or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.